EXHIBIT 99.1

Notice of AGM

NOTICE OF 2026 ANNUAL GENERAL MEETING

  Shell plc’s 2026 Annual General Meeting (“2026 AGM”) scheduled to be a hybrid meeting, facilitating both physical and virtual attendance
  Shareholders encouraged to vote in advance of the 2026 AGM, but voting enabled during the meeting for those formally in attendance

Today, Shell plc posted its Notice of 2026 AGM (the “Notice”), which can be viewed and downloaded from shell.com/agm. The 2026 AGM is scheduled to be held at the Sofitel London Heathrow Hotel – Terminal 5, London Heathrow Airport, London TW6 2GD, United Kingdom at 11:00 (UK time) on Tuesday May 19, 2026. Further details on how to join or watch the 2026 AGM can be found within the Notice.

National Storage Mechanism
In accordance with the UK Listing Rules, a copy of each of the documents below is being submitted to the National Storage Mechanism (“NSM”) and will be available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism:

  The Notice;
  Notice of Availability of Shareholder Documents; and
    Proxy Form relating to the 2026 AGM.

Printed copies of the Notice and associated documents are being despatched to those shareholders who have elected to receive paper communications.

Shareholders are encouraged to register for email alerts at shell.com/news-and-insights/newsroom/email-alerts to receive the latest AGM news.

Sean Ashley
Company Secretary

ENQUIRIES

UK / International Media Relations: +44 20 7934 5550
Americas Media Relations: Contact Shell US Media Team